03014302

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-53517

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Singer Xenos Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 Douglas Road, Suite 148
(No. and Street)

Coral Gables (City) Florida (State) 33134-3187 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Marc Harris Singer 305-443-0607 (Area Code – Telephone Number)

SEC MAIL PROCESSING SECTION RECEIVED MAR 05 2003 WASH. D.C. 187

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

George Brenner, CPA A Professional Corporation
(Name – *if individual, state last, first, middle name*)

10680 W. Pico Boulevard, Suite 260 (Address) Los Angeles (City), CA (State) 90064 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

PROCESSED MAR 24 2003 THOMSON FINANCIAL

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Marc Harris Singer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Singer Xenos Securities Corp., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

MARIA A. LOPEZ
Notary Public - State of Florida
My Commission Expires Jun 18, 2005
Commission # DD034773

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE-DECEMBER 31, 2002

SINGER XENOS SECURITIES CORP.
800 DOUGLAS ROAD, SUITE 148
CORAL GABLES, FLORIDA 33134-3187

CONTENTS

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

REPORT OF INDEPENDENT ACCOUNTANT

Board of Directors
Singer Xenos Securities Corp
Coral Gables, Florida

I have audited the accompanying statement of financial condition of Singer Xenos Securities Corp. (the Company) as of December 31, 2002 and related statements of income (loss), changes in stockholder's equity and cash flows, and for the period December 20, 2001 (date of SEC registration) through December 31, 2002. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2002 and the results of its operations, stockholder's equity and cash flows for the period December 20, 2001 (date of SEC registration) through December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

George Brenner

George Brenner, CPA

Los Angeles, California
January 29, 2003

SINGER XENOS SECURITIES CORP.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash - checking	$41,644
Commissions receivable	18,777
Prepaid expenses net of amortization $2,500	7,500
TOTAL ASSETS	$67,921

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	
Commissions payable	$16,899
TOTAL LIABILITIES	16,899
SHAREHOLDER'S EQUITY	
Common stock -authorized, issued and outstanding	
10 shares without value per share	$ 10
Paid-in capital	24,990
Retained earnings	26,022
TOTAL SHAREHOLDERS' EQUITY	51,022
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$67,921

See Accompanying Notes to Financial Statements

SINGER XENOS SECURITIES CORP.
STATEMENT OF INCOME
FOR THE PERIOD DECEMBER 20, 2001 (DATE OF SEC REGISTRATION) THROUGH
DECEMBER 31, 2002

	Year Ended 12/30/2002	Period 12/20/2001 Through 12/31/2001
REVENUES		
Commissions	$357,012	$ --
COMMISSIONS	321,311	--
AMORTIZATION	2,000	167
OTHER EXENSES	2,777	--
	326,088	167
NET INCOME (LOSS) BEFORE INCOME TAX	$ 30,924	$(167)

See Accompanying Notes to Financial Statements

SINGER XENOS SECURITIES CORP.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE PERIOD DECEMBER 20, 2001 (DATE OF SEC REGISTRATION)
THROUGH DECEMBER 31, 2002

	Stock Shares	Common Stock	Paid-In Capital	Retained Earnings (Deficit)	Total
Balance, December 20, 2001	10	$10	$24,990	$(4,735)	$ 20,265
Net Loss – Dec. 20, 2001 Though Dec. 31, 2001				(167)	(167)
Balance December 31, 2001	10	10	24,990	(4,902)	20,098
Net Profit – Year Ended December 31, 2002				30,924	30,924
Balance, December 31, 2002	10	$10	$24,990	$ 26,022	$ 51,022

See Accompanying Notes to Financial Statements

SINGER XENOS SECURITIES CORP.
STATEMENT OF CASH FLOWS
FOR THE PERIOD DECEMBER 20, 2001 (DATE OF SEC REGISTRATION)
THROUGH DECEMBER 31, 2002

OPERATING ACTIVITIES	
Net Loss Aug. 2001 through Dec. 31, 2001	$(4,902)
Net Profit from operations-year ended Dec. 31, 2002	30,924
Amortization	2,500
Changes in operating assets and liabilities:	
Commissions Receivable	(18,777)
Accounts Payable	16,899
Prepaid Expenses	(10,000)
	16,644
CASH FLOW FROM INVESTING ACTIVITIES	--
CASH FLOW FROM FINANCING ACTIVITIES	
Capital Contributed	25,000
INCREASE IN CASH	41,644
Cash: August 8, 2001 (date incorporated)	--
Cash: End of the Year	$ 41,644
SUPPLEMENTAL CASH FLOW INFORMATION:	
Cash paid for interest	$ 0
Cash paid for income taxes	$ 0

See Accompanying Notes to Financial Statements

SINGER XENOS SECURITIES CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business
Singer Xenos Securities Corp. (the Company) has been approved as a registered broker-dealer with the Securities and Exchange Commission under SEC Rule 15(b) as of December 20, 2001. The Company was incorporated August 8, 2001 in the State of Florida. The Company sells variable annuities and mutual funds and does not hold funds or securities for or owe funds or securities to customers.

The Company was exempt from filing an annual report for the year 2001. However, it is required to report the period from December 20, 2001, the date of registration with the SEC, through December 31, 2002. The accompanying financial statements include the period December 20 through December 31, 2001 and for the year ended December 31. 2002.

Prepaid expense represents consulting fees paid in organizing and creating the company. Prepaid expenses are being amortized over 60 months.

NOTE 2 - INCOME TAXES

The Company files it income tax as an "S" corporation whereby income and losses pass directly through to its sole shareholder. Consequently, there are no taxes on the Company's profit.

NOTE 3 - NET CAPITAL REQUIREMENTS

In accordance with the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined of $5,000. See page 7 for the net capital computation.

NOTE 4 - USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

SINCER XENOS SECURITIES CORP.
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT
TO RULE 15c3-1
DECEMBER 31, 2002

COMPUTATION OF NET CAPITAL

Total stockholders' equity from statement of financial condition	$ 51,022
Non allowable assets – prepaid expense	7,500
NET CAPITAL	$ 43,522

COMPUTATION OF NET CAPITAL REQUIREMENTS

Minimum net capital required 6-2/3 of total liabilities	$ 1,126
Minimum dollar net capital required	$ 5,000
Net Capital required (greater of above amounts)	$ 5,000
EXCESS CAPITAL	$ 38,522
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$ 41,832

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities	$ 16,899
Percentage of aggregate indebtedness to net capital	39%

RECONCILIATION

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

NONE REQUIRED

See Accompanying Notes to Financial Statements

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

Report of Independent Accountant
on Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors
Singer Xenos Securities Corp.
Coral Gables, Florida

In planning and performing my audit of the financial statements of Singer Xenos Securities Corp. (hereafter referred to as the "Company") for the year ended December 31, 2002. I have considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practice and procedures (including tests of compliance with such practices and procedures) followed by the Company that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (aggregate debts) and net capital under Rule 17a-5(a)(11) and for determining compliance with the exemptive provisions of Rule 15c-3. I did not review the practice and procedures followed by the Company: (1) in making the quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by Rule 17a-13; (2) in complying with the Governors of Federal Reserve System; or (3) in obtaining and managing physical possession or control of all fully paid and excess margin securities of customers, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structures and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practice and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide responsibility and safeguard against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America.

Board of Directors
Singer Xenos Securities Corp.
Coral Gables, Florida

Rule 171-5(g) lists additional objectives of the practice and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weakness under the standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk the terrors or irregularities in amounts that would be material in relationship to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the accounting system and control procedures that I considered to be material weaknesses as defined above. In addition, the Company was in compliance with the exemptive provisions of Rule 15c3-3 as of December 31, 2002 and no facts came to my attention indicating that such conditions had not been complied with during the year then ended.

I understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate on December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Regulation 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purposes.

George Brenner

George Brenner, C.P.A.

Los Angeles, California
January 29, 2003